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                              September 8, 2022

       Deborah Choate
       Chief Financial Officer
       Sequans Communications S.A.
       15-55 boulevard Charles de Gaulle
       92700 Colombes, France

                                                        Re: Sequans
Communications S.A.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-35135

       Dear Ms. Choate:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Item 3. Key Information
       D. Risk Factors
       Global supply chain shortages, page 15

   1. We note that you have experienced supply chain disruptions including increased costs and price increases from
suppliers. Please tell us and revise in future filings to discuss known trends or uncertainties
resulting from mitigation efforts undertaken, if any. Explain whether any mitigation
efforts introduce new material risks, including those related to product quality,
reliability, or regulatory approval of products.
 Deborah Choate
Sequans Communications S.A.
September 8, 2022
Page 2
2. Please tell us and revise in future filings to further discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameDeborah Choate                              Sincerely,
Comapany NameSequans Communications S.A.
                                                              Division of
Corporation Finance
September 8, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName